EXHIBIT 99.1

For Immediate Release:  August 7, 2008

For More Information, Contact:

Thomas C. Leonard, Senior Vice President and Chief Financial Officer

Phone:  603-913-2300

Fax: 603-913-2305

Pennichuck Corporation Announces Second Quarter 2008 Earnings

MERRIMACK, NH (August 7, 2008) – Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its second quarter ended June 30, 2008 was $792,000, or $.19 per share (basic).  This compares to $1.3 million, or $.32 per share (basic), for the same quarter in 2007. Prior year second quarter net income was higher due principally to a non-operating after-tax gain of approximately $669,000 from the sale of seven of the Company’s cell tower leases. Excluding the non-recurring after-tax gain from the sale of the cell tower leases, earnings per share for the second quarter of 2007 would have been $.16 per share (basic).

For the six months ended June 30, 2008, net income was $3.3 million, or $.78 per share (basic), compared with net income of $1.5 million, or $.36 per share (basic), for the six months ended June 30, 2007.  Current year first half net income was higher due principally to a non-operating after-tax gain of approximately $2.3 million from the sale of the Company’s interests in three commercial office buildings in Merrimack, New Hampshire.  This was offset, in part, by a prior year first half non-operating after-tax gain of approximately $749,000 from the February and June 2007 sale of eight of the Company’s cell tower leases. Excluding the non-recurring after-tax gains from both years, earnings per share for the first half of 2008 and 2007 would have been $.24 per share (basic) and $.18 per share (basic), respectively.

Consolidated revenues for the second quarter of 2008 were $7.9 million, as compared to $7.1 million for the same quarter in 2007.  For the six months ended June 30, 2008, consolidated revenues were $14.7 million, as compared to $13.1 million for the same period in 2007.  Revenues for the quarter and six-month periods were higher due principally to rate relief granted to the Company’s Pennichuck Water and Pennichuck East utility subsidiaries prior to the second quarter of this year.  The Company’s total combined utility customer base as of June 30, 2007 and June 30, 2008 was 32,600 and 33,100, respectively, an increase of 1.5%.

In May of this year, the Company’s Pittsfield Aqueduct utility subsidiary filed for rate relief with the New Hampshire Public Utilities Commission (“NHPUC”) to recover increased operating expenses and to obtain recovery of and a return on capital improvements principally benefitting water systems acquired in mid-2006.  Pittsfield Aqueduct requested an overall increase in rates that, if approved in its entirety, would result in an annual increase in revenues of approximately $1.2 million effective for service rendered from and after June 1, 2008.  As part of its filing, Pittsfield Aqueduct has requested a temporary rate increase totaling $718,000 per annum with the same service rendered effective date.  A hearing for permanent rates is scheduled for March 2009 with a final order from the NHPUC expected in the second quarter of that year.

In June of this year, Pennichuck Water filed for rate relief with the NHPUC to recover increased operating expenses and to obtain recovery of and a return on capital improvements principally for the ongoing major upgrade to its water treatment plant, the replacement of a 5.5 million gallon water tank, the installation of radio meter reading equipment, and the replacement of aging infrastructure.  Pennichuck Water requested an overall increase in rates that, if approved in its entirety, would result in an annual increase in revenues of approximately $5.5 million.  Included in the $5.5 million are two proposed step increases that, if approved, would increase annual revenues by approximately $2.3 million.  As part of its filing, Pennichuck Water has requested a temporary rate increase totaling approximately $2.4 million per annum effective for service rendered from and after August 1, 2008.  A Pre-Hearing Conference with the NHPUC is scheduled for later this month.  The Company expects to continue prosecuting this rate case despite the recent order from the NHPUC that, subject to certain conditions, the taking of the operating assets of Pennichuck Water is in the public interest and that the price to be paid for such assets is $203 million (the “Eminent Domain Order”).

Commenting on the Eminent Domain Order, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “Based on advice of counsel, we believe that the NHPUC’s order contains a number of significant legal errors that undermine its validity.  Accordingly, we expect to seek a rehearing before the NHPUC.  Thereafter, if necessary, we will consider an appeal to the New Hampshire Supreme Court, which must be filed within 30 days of a ruling by the NHPUC on the rehearing.  The full rehearing and appeal process could take a year or more.  If the City’s right to take the utility assets is ultimately upheld, its aldermanic board would then still have to decide whether or not to proceed with the taking assuming it is able to finance the purchase.”  A press release on this subject was issued by the Company on July 28, 2008.

No revenues from these recent rate relief filings were included in second quarter 2008 results and no assurance can be given as to the final outcome of any rate increase filing until final order by the NHPUC.

 Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities.  Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts.  The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.

Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.”  The Company’s website is at www.pennichuck.com.

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation.  Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the timing and results of a rehearing before the New Hampshire Public Utilities Commission regarding its recent eminent domain order (the “Eminent Domain Order”) in favor of the City of Nashua, New Hampshire; the timing and results of a possible appeal to the New Hampshire Supreme Court regarding the Eminent Domain Order; the impact of an eminent domain taking by Nashua on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather.  Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements.  We undertake no obligation to update or revise publicly any forward-looking statements.

Pennichuck Corporation
Comparative Financial Results

Quarter Ended June 30:	2008	2007
Consolidated Revenues	$7,940,000	$7,126,000
Operating Income	$2,046,000	$1,818,000
Net Income	$ 792,000	$1,349,000
Earnings Per Share:
Basic	$0.19	$0.32
Diluted	$0.19	$0.32
Average Shares Outstanding:
Basic	4,235,847	4,220,894
Diluted	4,266,998	4,271,060

Six Months Ended June 30:	2008	2007
Consolidated Revenues	$14,682,000	$13,119,000
Operating Income	$3,052,000	$ 2,487,000
Net Income	$3,282,000	$ 1,511,000
Earnings Per Share:
Basic	$0.78	$0.36
Diluted	$0.77	$0.35
Average Shares Outstanding:
Basic	4,233,288	4,219,350
Diluted	4,269,109	4,261,575

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